EXHIBIT 99.1

July 7, 2013

Immediate Report - Class Action Against DBS Satellite Service (1998) Ltd.

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

On July 4, 2013, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from DBS Satellite Service (1998) Ltd. ("DBS"), regarding a claim and a motion to certify the claim as a class action, that was filed against DBS and Hot Telecommunication Systems Ltd. (together with DBS, “the Defendants”) with the District Court in the Central District.

The plaintiffs claim that the Defendants violated the communication laws for years by advertising and promoting different commercial companies within their broadcasts. The plaintiffs request the Court to determine that the allegedly illegal commercial advertisement made by the Defendants give rise to a right for monetary compensation to the class members, at least in the amount equal to the gains made by the Defendants from such commercials. The plaintiffs request additional compensation for, among other things, breach of contract and damaging the autonomy of free will. The plaintiffs did not mention the total monetary amount requested in their claim.

DBS is studying the claim and neither DBS nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.